Exhibit (a)(1)(J)

Bohai Terminates Tender Offer for Avolon

Beijing | 3 September, 2015: Global Aviation Leasing Co., Ltd., a Cayman Islands exempted company (“Offeror”) and an indirect wholly-owned subsidiary of Bohai Leasing Co., Ltd., a limited company existing under the laws of the People’s Republic of China (“Parent”), today announced that it has terminated its tender offer to purchase 20% of the outstanding common shares of Avolon Holdings Limited (NYSE: AVOL), at a price of $26.00 per share in cash. The tender offer was previously scheduled to expire at midnight, New York City time, at the end of the day on September 18, 2015.

Offeror has instructed the depositary for the offer, American Stock Transfer & Trust Company, LLC, to return promptly all common shares tendered in the offer prior to termination.

Important Information

This communication concerns the termination of Offeror’s tender offer to purchase 20% of the outstanding common shares of Avolon Holdings Limited (“Avolon”) and is not an offer to purchase or a solicitation of an offer to sell common shares of Avolon.

ENDS

Bohai Contact:

Jiawei Wang

Board Secretary’s Office

Bohai Leasing Co., Ltd

T: +86 10 5758 3682

E: jiawei-wang@bohaileasing.com

1